August 2, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn:    Claire DeLabar, Senior Staff Accountant

    Terry French, Accountant Branch Chief

Re:	LBI Media Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 7, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 16, 2011
File No. 333-110122

Ladies and Gentlemen:

This letter is submitted by LBI Media Holdings, Inc., a Delaware corporation (the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on July 22, 2011. The Staff’s comment relates to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”) and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “March 10-Q”).

For your convenience, the Company’s response below is numbered to correspond to the numbered paragraph in the Staff’s letter and we have repeated in italics the Staff’s comment prior to the Company’s response.

Form 10-K for the year ended December 31, 2010

Exhibits

1.	Please file the certifications of the chief executive officer and chief financial officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. Please also amend the Form 10-Q for the period ended March 31, 2011 accordingly.

The Company respectfully advises the Staff that as a voluntary filer it does not believe it is required to file the certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (“Section 1350”).

Rule 13a-14(b) and Section 1350 require “issuers,” as defined in Section 2(a)(7) of Sarbanes-Oxley Act of 2002 (“Sarbanes”), to file the requested certifications. Under Section 2(a)(7) of Sarbanes, “issuer” means an issuer (as defined in section 3 of the Exchange Act), the securities of which are registered under section 12 of that Act, or that is required to file reports under section 15(d), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.

The Company files Exchange Act reports solely because of a covenant contained in the indenture governing its senior discount notes. The Company does not have securities registered under section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), is not required to file reports under section 15(d) of the Exchange Act and has not filed a registration statement that has yet to become effective under the Securities Act of 1933, as amended. Accordingly, the Company does not believe it is an “issuer” under Sarbanes. In reaching this conclusion, the Company relied on the Staff’s answer to Question 1 to Sarbanes-Oxley Act of 2002—Frequently Asked Questions (Nov. 8, 2002, revised Nov. 14, 2002) posted on the SEC’s website.

* * * *

The Company hereby acknowledges that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 10-K and March 10-Q;

b.	Staff comments or changes to disclosure in the 2010 10-K and March 10-Q in response to Staff comments do not foreclose the Commission from taking any action with respect to either of these filings; and

c.	the Company may not assert Staff comments to the 2010 10-K and March 10-Q as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (818) 563-5722 or John-Paul Motley at (213) 430-6100.

Respectfully submitted,

/s/ Wisdom Lu

Wisdom Lu
Chief Financial Officer

cc:	Mr. Lenard Liberman

Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP